FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of
FEBRUARY 2005

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F     ☒     Form 40-F      ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes     ☐     No       ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                       ).

Enclosure:                                        Press release dated February 15, 2005: Transgene appoints Jean-Yves Bonnefoy as new Chief Scientific Officer

CONTACT:

Transgene	Cohn & Wolfe	Image 7
Philippe Poncet	Michael Long	Tiphaine Hecketsweiler
C.F.O. and Investors Relations + 33 (0) 3 88 27 91 01	+ 1 (415) 365-8523	+ 33 (0) 1 53 70 74 70
www.transgene.fr

TRANSGENE APPOINTS JEAN-YVES BONNEFOY
AS NEW CHIEF SCIENTIFIC OFFICER

Strasbourg, France, February 15, 2005 – Transgene (Nasdaq: TRGNY; Euronext: FR0005175080) announced today the appointment of Dr. Jean-Yves Bonnefoy as its new Chief Scientific Officer. He replaces Serge Braun who has decided to pursue other opportunities outside of the Company.

Prior to joining Transgene, Jean-Yves Bonnefoy, 45, was Head of the Canceropôle Lyon Rhônes-Alpes. From 1997 to 2002, he was Director of the Immunology Center of the Pierre Fabre Group in Saint-Julien en Genevois, France. He previously was responsible for the Immunology Department of the Biomedical Research Institute of the Glaxo-Wellcome Group in Geneva, Switzerland. Jean-Yves Bonnefoy holds a PhD in immunology from the Lyons Claude Bernard University and has completed the Senior Management Program of the London Business School.

“We thank Serge Braun for his contribution to the development of Transgene,” stated Philippe Archinard, Chief Executive Officer of Transgene. “We are delighted to integrate Jean-Yves’ immunology experience and background in the infectiology and oncology fields. His arrival will allow us to reinforce Transgene as a company dedicated to therapeutic vaccination.”

About Transgene

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials, two in Phase I/II and one that has completed Phase I clinical trial. Transgene’s proprietary vector technology platform consists of adenovirus and poxvirus vector families.

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tel : + 33 3 88 27 91 00  Fax : + 33 3 88 27 91 11

www.transgene.fr

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date	February 15t, 2005-02-14		Transgene S.A.

		By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer